2012 Annual Report


NAPCO
SECURITY TECHNOLOGIES, INC.


12028249


INTRUSION


FIRE


VIDEO


ACCESS


LOCKING

Integrated Hardware & Software Solutions to Protect People & Property

NAPCO SECURITY TECHNOLOGIES, INC.

Meeting the market's needs for advanced, integrated security solutions with the industry's most comprehensive product portfolio.

NAPCO
Intrusion & Fire Systems

Continental Access
Enterprise Access Control Systems

ALARM LOCK
Electronic Access & Exit Locks

MARKS USA
Architectural, Life-Safety & Security Locks






networx
networx



NAPCO Gemini Intrusion Alarm Systems, Reporting Options & Firewolf Life Safety Products feature many new items, including GSM Starlink® wireless and internet alarm communicators, which generate recurring revenue for Napco and its dealers, new keypads, miniature Gemini wireless transmitters, wireless and conventional smoke & carbon monoxide detectors for use with NAPCO's popular intrusion alarm series. Also new is the NAPCO Commercial™ Platform – a full new line of Commercial Fire or Combination Burglary/ Fire Systems configurable for Wireless, Hardwire, Analog, Addressable or Conventional technology devices, for use in commercial applications including buildings and life safety systems.

Alarm Lock Trilogy Electronic Access Control Locks continue to build market share. These standalone systems in conventional and narrow stile configurations, fit any door type, meet BHMA certified Grade 1 commercial standards, and support both PIN codes or standard Prox. ID badges and include new Networx™ wireless networking locks.

iSee Video Remote Video Surveillance Systems install easily, enabling home and business owners to view their premises from any smart phone or computer online anywhere. The latest addition to the line, include downloadable Apps for iPhone, Android and Blackberry plus Wi-Fi Wireless cameras that work on 802.11 technology and cut installation time down to under 10-minutes. iSee Video surveillance systems offer trendy technology and recurring revenue streams for NAPCO and its dealers.

Continental Access Enterprise Class Systems are ultra-scalable for any commercial application and support all major access ID/credentials, including PIV/FIPS/TWIC cards being deployed for government employees, vendors and contractors nationwide. Constantly updating our proprietary software to add new features such as input/output linking and schedules for parking lot occupancy and elevator control, for example; as well as more dynamic mapping and visitor management functions.

Marks USA Top Quality Commercial and Life Safety Locksets are available in over 300 architectural trim designs, providing maximum choice for industrial and commercial applications. Their new LifeSaver™ series is a complete line of ligature resistant door hardware that is currently used in hospitals around the country. Marks USA has also introduced their new LocDown ™ system that can lock down entire buildings with the touch of a button…wirelessly! To further enhance its line of architectural Grade 1 door locksets, Marks USA has also added a full line of Grade 1 architectural panic bars and door closers.

(NASDAQ:NSSC)

To Our Shareholders

Dear Shareholders:

I am pleased to report that Fiscal 2012 was an important transitional year for NAPCO as we become a more dynamic and profitable enterprise.

Net sales for the fiscal year ended June 30, 2012 were $70,928,000, relatively constant from net sales of $71,392,000 a year ago. Gross profit rose 5% to $21,152,000, or 29.8% of sales, compared to $20,101,000, or 28.2% of sales, for the prior year.

Operating income for FY 2012 grew to $3,811,000, a 52% increase compared to operating income of $2,513,000 for the prior year. Adjusted EBITDA* increased $330,000 or 5% to $6,598,000, up from $6,268,000 in the prior year. Net income also increased by $1,165,000 or 104% to $2,286,000 (or $0.12 per share) compared to net income of $1,121,000 (or $0.06 per share) for the prior year.

NAPCO's balance sheet improved as well, with year-end inventory falling from $24.2 million in FY 2011 to $23.3 million in FY 2012. Accounts receivables also decreased from $17.6 million in FY 2011 to $16.4 million this past year due to faster collections.

Outstanding debt, net of cash, is also down substantially from a peak of $35.9 million following the acquisition of Marks in August of 2008 to $17.3 million as of June 30, 2012. NAPCO generated $4.1 million in cash last year from operating activities, $3.4 million of which was applied to reducing the Company's outstanding debt, resulting in lower annual interest payments, which should contribute to higher profitability.

The Company's underlying strength also enabled us to negotiate a new 5-year loan with our primary bank, HSBC, at lower interest rates that should generate estimated annual interest savings of approximately $369,000 to $527,000. Access to low-cost capital provides us with the flexibility to make strategic long-term investments and opportunistic decisions to help maintain our competitive advantage.

Let me briefly outline the three main thrusts of our growth strategy: combining innovative products with cutting-edge software to create recurring revenue streams; leveraging the strengths of our industry-leading brands within the commercial market segment; and continuing to leverage our low-cost manufacturing facility in the Dominican Republic to increase operational efficiency, part of a larger initiative to reduce overhead expenses.

Innovation drives our future

As a leading provider of advanced, integrated security solutions, NAPCO offers several industry-leading brands known for product innovation. Each year we reinvest approximately 6-8% of annual revenues in new product R&D efforts that keep us on the cutting edge of technology.



Richard L. Soloway
Chairman, President, and CEO

Our ability to respond to customer needs with patent-protected, security products and services is unparalleled, as new product introductions serve to energize our valued and trusted channel partners. This gives NAPCO a sustainable competitive advantage among its base of over 15,000 independent locksmiths, security dealers, installers, system integrators and end-users.

Our innovative leadership is validated by the positive feedback we continue to receive from leading security industry experts and trade publications. In 2011 our Gemini Commercial 24V integrated fire and intrusion product platform was named "Best in Fire/Life Safety" by a prestigious panel of judges at the ISC West tradeshow. This year, we won the

* See table on inside back cover.

"Best in Show" award again for the iBridge™ home control center, which features a 7-inch touch screen tablet as well as a wall or desk-mounted recharging/docking station. iBridge works with cell phones, mobile apps and personal computers to provide instant access to security and "smart home" monitoring functions, including video cameras, thermostats, door locks, home lighting, and alarm systems.

In the coming months we will be introducing the Continental Fusion 2.9 commercial suite of software, which effectively ties together security, fire, video, access control and wireless locks all into an integrated, enterprise-class monitoring, control and reporting system.

New product innovation is also critical to reinvigorating sales of Marks Grade 1 high security industrial/commercial locksets, which severely underperformed last year. Marks has recently introduced a comprehensive line of anti-ligature locks under the LifeSaver™ Brand. This positions Marks as the preferred solution for hospitals, prisons, detention centers and psychiatric institutions in combating the increasing risk of attempted suicides.

Software as a Service (SaaS) generates incremental recurring revenue

NAPCO continues to build on its stable of solutions that drive recurring income streams for our Company. SaaS-based models are currently marketed so as to provide consumers with access to home or business video, remote control of security systems and wireless GSM reporting of alarm signals.

Our initial success with SaaS-related products came with the iSee Video System, a technologically advanced video monitoring system that is simple to install, highly robust, and extremely affordable. iSee Video offers huge growth potential, addressing the needs of millions of homeowners and small business owners who desire high quality live or time-stamped video "clips" of people and property accessible from any PC or smart-phone.

Along with the iRemote™ service, which allows security systems to be remotely controlled through any computer or smart-phone, NAPCO also recently introduced an updated version of the Starlink™ wireless GSM communicator. This product replaces traditional hard-wired phone lines with cellular-based connections to central monitoring stations, providing NAPCO and its dealers with steady, recurring revenue.

The introduction of iBridge™ remote control services will provide our Company with another SaaS-based source of incremental recurring revenue. iBridge services enable consumers to remotely control thermostats, lighting, doors locks, security systems, and video from any internet-enabled device.

Gaining traction for any new technology typically involves a 24- to 36-month gestation period for product introduction, education, initial trial, and adoption. In order to accelerate this process we are using online product training webinars, videos and seminars to leverage our proprietary engineering, sales and marketing expertise.

Commercial sector remains solid

Fortunately, we are starting to see early signs of recovery in both the commercial construction and new housing markets. Meanwhile, NAPCO is extremely well positioned in the less volatile commercial sector, with approximately 80% of annual revenues being generated by commercial/industrial products and services.

With the industry's most comprehensive portfolio of integrated security products, NAPCO has the flexibility and capacity to react quickly to changing market conditions. The launches of Networx™ wireless locks, Gemini Commercial™ addressable burglar and fire alarm systems, Continental Access Control's video control software, along with the integration of all of these product lines into the innovative Fusion™ integrated commercial platform, powerfully position the Company in the higher growth commercial sector of the security market.

Profitability drivers

Containing costs also remains an important focus as we continue to drive down components of selling, general and administrative (SG&A) expenses while seeking to boost operational efficiencies at our main manufacturing facility in the Dominican Republic, a dedicated low-cost, world-class manufacturing facility with plenty of future growth capacity.

While sales remained relatively constant, NAPCO's net income increased substantially last year, largely on the basis of sales of higher margin products, the positive impact of recurring SaaS-based revenue, increased production planning and control efficiencies, reduced overhead expenses, and lower interest costs.

Looking to the future

I am highly optimistic about NAPCO's future, both short-term and long-term.

As the only major "pure play" company in the security industry, NAPCO is uniquely positioned to prosper in a world that is growing increasingly dangerous and security-conscious by the day: a world filled with intractable problems such as high unemployment and an increasingly unstable global geo-political environment.

The current economic climate is forcing small businesses to continually invest to protect their personnel, inventory and vital assets with state-of the intrusion, fire and video monitoring systems. Rising school-related violence is also driving administrators to install advanced access control systems which automatically lock down a campus in the event of a major incident.

NAPCO is making the most of these and other opportunities with award-winning, integrated security solutions that generate new, and recurring, revenue streams. We have become more streamlined, yet have more than sufficient human and financial resources to remain entrepreneurial and to drive future growth.

As the Company transitions to a more SaaS-based, service-revenue driven organization, we will take the required time to establish the proper foundation to ensure that our long-term vision is fully realized: a vision built on sustainable and profitable growth, innovative product engineering and software design, visionary leadership, and a true team effort involving many dedicated employees and leading distribution partners.

We must remain innovative in our thinking, as our ultimate success depends on our ability to bundle high-performance hardware with intuitive software solutions that fulfill the expectations of today's tech-savvy consumers and commercial customers.

A more dynamic business model is emerging, with many positive signs pointing to a future filled with exciting opportunities for NAPCO and its shareholders.

We are in the right market, at precisely the right time.

Sincerely,



Richard L. Soloway
Chairman, President and CEO

This letter contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, demand for and market acceptance of new and existing products, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2012

or

] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition period from ___ to___

Commission File Number 0-10004

NAPCO SECURITY TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware	11-2277818
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer I.D. Number)*
333 Bayview Avenue, Amityville, New York	11701
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (631) 842-9400

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share	The NASDAQ Stock Market LLC
(Title of Each Class)	*(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: None

ndicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No X

ndicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _ No X

ndicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), nd (2) has been subject to such filing requirements for the past 90 days. Yes X No _

ndicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such horter period that the registrant was required to submit and post such files). Yes X No _

ndicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be ontained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of his Form 10-K or any amendment to this Form 10-K. _

ndicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "Large accelerated filer", "Accelerated filer" and "Smaller reporting company" in Rule 12b-2 of he Exchange Act. (Check one):
Large accelerated filer _ Accelerated filer __ Non-accelerated filer __ Smaller reporting company X

ndicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes _ No X

As of December 31, 2011, the aggregate market value of the common stock of Registrant held by non-affiliates based upon the last sale rice of the stock on such date was $30,428,645.

As of September 20, 2012, 19,095,713 shares of common stock of Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2012 Annual Meeting of Stockholders.

PART I

ITEM 1: BUSINESS.

NAPCO Security Technologies, Inc. ("NAPCO" or the "Company") was incorporated in December 1971 in the State of Delaware. Its executive offices are located at 333 Bayview Ave, Amityville NY 11701. Its telephone number is (631) 842-9400.

The Company is a diversified manufacturer of security products, encompassing electronic locking devices, intrusion and fire alarms and building access control systems. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment.

Website Access to Company Reports

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our website (www.napcosecurity.com) on the same day they are electronically filed with the Securities and Exchange Commission.

Acquisition

On August 18, 2008, the Company, through the formation of a new subsidiary, Marks USA I, LLC ("Marks"), acquired substantially all of the assets and business of G. Marks Hardware, Inc. for $25.2 million, the repayment of $1 million of bank debt and the assumption of certain current liabilities. In August 2009, the Company completed the move of all operations of Marks to its Dominican plant and into the Company's corporate headquarters in Amityville. The Marks business involves the manufacturing and distribution of door-locking devices.

Products

Access Control Systems. Access control systems consist of one or more of the following: various types of identification readers (e.g. card readers, hand scanners, etc.), a control panel, a PC-based computer and electronically activated door-locking devices. When an identification card or other identifying information is entered into the reader, the information is transmitted to the control panel/PC which then validates the data and determines whether to grant access or not by electronically deactivating the door locking device. An electronic log is kept which records various types of data regarding access activity.

The Company designs, engineers, manufactures and markets the software and control panels discussed above. It also buys and resells various identification readers, PC-based computers and various peripheral equipment for access control systems.

Alarm Systems. Alarm systems usually consist of various detectors, a control panel, a digital keypad and signaling equipment. When a break-in occurs, an intrusion detector senses the intrusion and activates a control panel via hard-wired or wireless transmission that sets off the signaling equipment and, in most cases, causes a bell or siren to sound. Communication equipment such as a digital communicator may be used to transmit the alarm signal to a central station or another person selected by a customer.

The Company manufactures and markets the following products for alarm systems:

> Automatic Communicators. When a control panel is activated by a signal from an intrusion detector, it activates a communicator that can automatically dial one or more pre-designated telephone numbers. If programmed to do so, a digital communicator dials the telephone number of a central monitoring station and communicates in computer language to a digital communicator receiver, which prints out an alarm message.
>
> Control Panels. A control panel is the "brain" of an alarm system. When activated by any one of the various types of intrusion detectors, it can activate an audible alarm and/or various types of communication devices. For marketing purposes, the Company refers to its control panels by the trade name, generally "Gemini(TM)" and

"Magnum Alert(TM)" followed by a numerical designation.

Combination Control Panels/Digital Communicators and Digital Keypad Systems. A combination control panel, digital communicator and a digital keypad (a plate with push button numbers as on a telephone, which eliminates the need for mechanical keys) has continued to be the leading configuration in terms of dealer and consumer preference. Benefits of the combination format include the cost efficiency resulting from a single microcomputer function, as well as the reliability and ease of installation gained from the simplicity and sophistication of micro-computer technology.

Door Security Devices. The Company manufactures a variety of exit alarm locks including simple dead bolt locks, door alarms, mechanical door locks and microprocessor-based electronic door locks with push button and card reader operation.

Fire Alarm Control Panel. Multi-zone fire alarm control panels, which accommodate an optional digital communicator for reporting to a central station, are also manufactured by the Company.

Area Detectors. The Company's area detectors are both passive infrared heat detectors and combination microwave/passive infrared detectors that are linked to alarm control panels. Passive infrared heat detectors respond to the change in heat patterns caused by an intruder moving within a protected area. Combination units respond to both changes in heat patterns and changes in microwave patterns occurring at the same time.

Video Surveillance Systems

Video surveillance systems typically consist of one or more video cameras, a control panel and a video monitor or PC. More advanced systems can also include a recording device and some type of remote communication device such as an internet connection to a PC or browser-enabled cell phone. The system allows the user to monitor various locations at once while recorders save the video images for future use. Remote communication devices can allow the user to view and control the system from a remote location.

The Company designs, engineers, and markets the software and control panels discussed above. It also buys and resells various video cameras, PC-based computers and peripheral equipment for video surveillance systems.

Peripheral Equipment

The Company also markets peripheral and related equipment manufactured by other companies. Revenues from peripheral equipment have not been significant.

Research and Development

The Company's business involves a high technology element. During the fiscal years ended June 30, 2012 and 2011, the Company expended approximately $4,264,000 and $4,392,000, respectively, on Company-sponsored research and development activities conducted by its engineering department to develop and improve the Products. The Company intends to continue to conduct a significant portion of its future research and development activities internally.

Employees

As of June 30, 2012, the Company had 957 full-time employees.

Marketing

The Company's staff of 42 sales and marketing support employees located at the Company's Amityville offices sells and markets the Products primarily to independent distributors and wholesalers of security alarm and security hardware equipment. Management estimates that these channels of distribution represented approximately 53% and 50% of the Company's total sales for each of the fiscal years ended June 30, 2012 and 2011, respectively. The remaining revenues are primarily from installers and governmental institutions. The Company's sales representatives periodically contact existing and potential customers to introduce new products and create demand for those as well as other Company products. These sales representatives, together with the Company's technical personnel, provide training and other services to wholesalers and distributors so that they can better service the needs of their customers. In addition to direct sales efforts, the Company advertises in technical trade publications and participates in trade shows in major United States and European cities.

In the ordinary course of the Company's business the Company grants extended payment terms to certain customers. For further discussion on Accounts Receivable and Concentration of Credit Risk see disclosures included in Item 7.

Competition

The security alarm products industry is highly competitive. The Company's primary competitors are comprised of approximately 20 other companies that manufacture and market security equipment to distributors, dealers, central stations and original equipment manufacturers. The Company believes that no one of these competitors is dominant in the industry. Certain of these companies have substantially greater financial and other resources than the Company.

The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its Products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide Products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Relatively low-priced "do-it-yourself" alarm system products are available to the public at retail stores. The Company believes that these products compete with the Company only to a limited extent because they appeal primarily to the "do-it-yourself" segment of the market. Purchasers of such systems do not receive professional consultation, installation, service or the sophistication that the Company's Products provide.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. In addition, demand is affected by the housing and construction markets. Further deterioration of the current economic conditions may also affect this trend.

Raw Materials

The Company prepares specifications for component parts used in the Products and purchases the components from outside sources or fabricates the components itself. These components, if standard, are generally readily available; if specially designed for the Company, there is usually more than one alternative source of supply available to the Company on a competitive basis. The Company generally maintains inventories of all critical components. The Company for the most part is not dependent on any one source for its raw materials.

Sales Backlog

In general, orders for the Products are processed by the Company from inventory. A sales backlog of approximately $1,482,000 and $2,002,000 existed as of June 30, 2012 and 2011, respectively. The Company expects to fill all of the backlog that existed as of June 30, 2012 during fiscal 2013.

Government Regulation

The Company's telephone dialers, microwave transmitting devices utilized in its motion detectors and any new communication equipment that may be introduced from time to time by the Company must comply with standards promulgated by the Federal Communications Commission ("FCC") in the United States and similar agencies in other countries where the Company offers such products, specifying permitted frequency bands of operation, permitted power output and periods of operation, as well as compatibility with telephone lines. Each new Product that is subject to such regulation must be tested for compliance with FCC standards or the standards of such similar governmental agencies. Test reports are submitted to the FCC or such similar agencies for approval. Cost of compliance with these regulations has not been material.

Patents and Trademarks

The Company has been granted several patents and trademarks relating to the Products. While the Company obtains patents and trademarks as it deems appropriate, the Company does not believe that its current or future success is dependent on its patents or trademarks.

Foreign Sales

The revenues and identifiable assets attributable to the Company's domestic and foreign operations for its last two fiscal years are summarized in the following table:

Financial Information Relating to Domestic and Foreign Operations

	2012	2011
	(in thousands)	
Sales to external customers(1):		
Domestic	$67,311	$66,793
Foreign	3,617	4,599
Total Net Sales	$70,928	$71,392
Identifiable assets:		
United States	$50,838	$54,426
Dominican Republic (2)	13,912	14,342
Other foreign countries	--	27
Total Identifiable Assets	$64,750	$68,795

(1) All of the Company's sales originate in the United States and are shipped primarily from the Company's facilities in the United States. There were no sales into any one foreign country in excess of 10% of total Net Sales.

(2) Consists primarily of inventories (2012 = $9,866,000; 2011 = $9,955,000) and fixed assets (2012 = $3,936,000; 2011 = $4,189,000) located at the Company's principal manufacturing facility in the Dominican Republic.

ITEM 1A: RISK FACTORS

The risks described below are among those that could materially and adversely affect the Company's business, financial condition or results of operations. These risks could cause actual results to differ materially from historical experience and from results predicted by any forward-looking statements related to conditions or events that may occur in the future.

Our Business Could Be Materially Adversely Affected as a Result of General Economic and Market Conditions

We are subject to the effects of general economic and market conditions. Since October 2008, the U.S. and international economies have experienced a significant downturn and continue to be at depressed levels. In the event that the U.S. or international financial markets erode further, our revenue, profit and cash-flow levels could be materially adversely affected in future periods. If the worldwide economic downturn worsens, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Furthermore, the ongoing downturn and economic uncertainty makes it difficult for us to forecast our revenues.

Our Business Could Be Materially Adversely Affected as a Result of the Inability to Maintain Adequate Financing

Our business is dependent on maintaining the financing used in the Marks acquisition and to fund operations. The current debt facilities provide for quarterly principal debt repayments of approximately $400,000 plus interest that are in addition to the Company's historical cash-flow requirements and certain financial covenants relating to ratios affected by profit, asset and debt levels. If the Company's profits, asset or cash-flow levels decline below the minimums required to meet these covenants or to make the minimum debt payments, the Company may be materially adversely affected.

Effects on the Company could include higher interest costs, reduction in borrowing availability or revocation of these credit facilities.

We Are Dependent Upon the Efforts of Richard L. Soloway, Our Chief Executive Officer and There is No Succession Plan in Place

The success of the Company is largely dependent on the efforts of Richard L. Soloway, Chief Executive Officer. The loss of his services could have a material adverse effect on the Company's business and prospects. There is currently no succession plan.

Competitors May Develop New Technologies or Products in Advance of Us

Our business may be materially adversely affected by the announcement or introduction of new products and services by our competitors, and the implementation of effective marketing or sales strategies by our competitors. There can be no assurance that competitors will not develop products that are superior to the Company's products. Further, there can be no assurance that the Company will not experience additional price competition, and that such competition may not adversely affect the Company's position and results of operations.

The Company's Products are Subject to Technological Changes from Time to Time, Which may Result in Increased Research and Developments Expenditures to Attract or Retain Customers

The industry in which the Company operates is characterized by constantly improved products. Future success will depend, in part, on our ability to continue to develop and market products and product enhancements cost-effectively, which will require continued expenditures for product engineering, sales and marketing. The Company's research and development expenditures are principally targeted at enhancing existing products, and to a lesser extent at developing new ones. If the Company cannot modify its products to meet its customers' changing needs, we may lose sales.

Our Business Could Be Materially Adversely Affected by the Inability to Maintain Expense Levels Proportionate to Sales Volume

While Management has completed a program to reduce expense levels relative to current sales levels, if sales levels decrease significantly and we are unable to decrease expenses proportionately, our business may be adversely affected.

Our Business Could Be Materially Adversely Affected as a Result of Housing and Commercial Building Market Conditions

We are subject to the effects of housing and commercial building market conditions. If these conditions deteriorate further, resulting in a additional declines in new housing or commercial building starts, existing home or commercial building sales or renovations, our business, results of operations or financial condition could be materially adversely affected beyond the current levels, particularly in our intrusion and door locking product lines.

Our Business Could Be Materially Adversely Affected as a Result of Lessening Demand in the Security Market

Our revenue and profitability depend on the overall demand for our products. Continued or worsening delays or reductions in spending, domestically or internationally, for electronic security systems could further materially adversely affect demand for our products, which could result in decreased revenues or earnings.

The Markets We Serve Are Highly Competitive and We May Be Unable to Compete Effectively

We compete with approximately 20 other companies that manufacture and market security equipment to distributors, dealers, control stations and original equipment manufacturers. Some of these companies may have substantially greater financial and other resources than the Company. The Company competes primarily on the basis of the features, quality, reliability and pricing of, and the incorporation of the latest innovative and technological advances into, its products. The Company also competes by offering technical support services to its customers. In addition, the Company competes on the basis of its expertise, its proven products, its reputation and its ability to provide products to customers on a timely basis. The inability of the Company to compete with respect to any one or more of the aforementioned factors could have an adverse impact on the Company's business.

Our Business Could be Materially Adversely Affected as a Result of Offering Extended Payment Terms to Customers

We regularly grant credit terms beyond 30 days to certain customers. These terms are offered in an effort to keep a full line of our products in-stock at our customers' locations. The longer terms that are granted, the more risk is inherent in collection of those receivables. We believe that our Bad Debt reserves are adequate to account for this inherent risk.

We Rely On Distributors To Sell Our Products And Any Adverse Change In Our Relationship With Our Distributors Could Result In A Loss Of Revenue And Harm Our Business.

We distribute our products primarily through independent distributors and wholesalers of security alarm and security hardware equipment. Our distributors and wholesalers also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail to market our products as effectively or to devote resources necessary to provide effective sales, which would cause our results to suffer. In addition, the financial health of these distributors and wholesalers and our continuing relationships with them are important to our success. Some of these distributors and wholesalers may be unable to withstand adverse changes in business conditions. Our business could be seriously harmed if the financial condition of some of these distributors and wholesalers substantially weakens.

Members of Management and Certain Directors Beneficially Own a Substantial Portion of the Company's Common Stock and May Be in a Position to Determine the Outcome of Corporate Elections

Richard L. Soloway, our Chief Executive Officer, members of management and the Board of Directors beneficially own 31.4% of the currently outstanding shares of Common Stock. By virtue of such ownership and their positions with Napco, they may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to Napco's stockholders.

In addition, Napco has a staggered Board of Directors. Such concentration of ownership and the staggered Board could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Napco.

Our Business Could Be Materially Adversely Affected by an Increase in the Exchange Rate of the Dominican Peso

We are exposed to foreign currency risks due to our operations in the Dominican Republic. We have significant operations in the Dominican Republic which are denominated in Dominican pesos. We are subject to the risk that currency exchange rates between the United States and the Dominican Republic will fluctuate, potentially resulting in an increase in some of our expenses when US dollars are transferred to Dominican pesos to pay these expenses.

Our Business Could Be Materially Adversely Affected by the Integration of Marks into Our Existing Operations

Our business is dependent on the continued effective integration of the acquired Marks business, technologies, product lines and employees into our organization. If this integration deteriorates, our business may be materially adversely affected.

ITEM 1B: UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2: PROPERTIES.

The Company owns executive offices and production and warehousing facilities at 333 Bayview Avenue, Amityville, New York. This facility consists of a fully-utilized 90,000 square foot building on a six acre plot. This six-acre plot provides the Company with space for expansion of office, manufacturing and storage capacities.

The Company's foreign subsidiary located in the Dominican Republic, Napco DR, S.A. (formerly known as NAPCO/Alarm Lock Grupo International, S.A.), owns a building of approximately 167,000 square feet of production and warehousing space in the Dominican Republic. That subsidiary also leases the land associated with this building under a 99-year lease expiring in the year 2092. As of June 30, 2012, a majority of the Company's products were manufactured at this facility, utilizing U.S. quality control standards.

Management believes that these facilities are more than adequate to meet the needs of the Company in the foreseeable future.

ITEM 3: LEGAL PROCEEDINGS.

There are no pending or threatened material legal proceedings to which NAPCO or its subsidiaries or any of their property is subject.

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

ITEM 4: MINE SAFETY DISCLOSURE.

Not Applicable.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Principal Market

NAPCO's Common Stock is traded on the NASDAQ Stock Market, Global Market System, under the symbol NSSC.

The tables set forth below reflect the range of high and low sales of the Common Stock in each quarter of the past two fiscal years as reported by the NASDAQ Global Market System.

	Quarter Ended Fiscal 2012			
Common Stock	Sept. 30	Dec. 31	March 31	June 30
High	$2.98	$2.51	$3.13	$3.13
Low	$2.28	$1.97	$2.29	$2.67

	Quarter Ended Fiscal 2011			
Common Stock	Sept. 30	Dec. 31	March 31	June 30
High	$2.05	$1.95	$2.35	$3.00
Low	$1.66	$1.62	$1.68	$2.12

Approximate Number of Security Holders

The number of holders of record of NAPCO's Common Stock as of September 17, 2012 was 111 (such number does not include beneficial owners of stock held in nominee name).

Dividend Information

NAPCO has declared no cash dividends during the past two years with respect to its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Any cash dividends must be approved by the Company's lenders.

Equity Compensation Plan Information as of June 30, 2012

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS (a)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS (b)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE (EXCLUDING SECURITIES REFLECTED IN COLUMN (a) (c)
Equity compensation plans approved by security holders:	1,410,140	$2.99	365,000
Equity compensation plans not approved by security holders:	—	—	—
Total	1,410,140	$2.99	365,000

The Non-employee Stock Option plan expired in September 2010. No further options may be granted under this Plan.

ITEM 6: SELECTED FINANCIAL DATA.

The table below summarizes selected financial information. For further information, refer to the audited consolidated financial statements and the notes thereto beginning on page FS-1 of this report.

	Fiscal Year Ended and at June 30				
	(In thousands, except share and per share data)				
	2012(1)	2011(1)	2010(1)	2009(1)	2008
Statement of earnings data:					
Net Sales	$70,928	$71,392	$67,757	$69,565	$68,367
Gross Profit	21,152	20,101	14,522	15,096	20,412
Impairment of Goodwill and intangible assets	--	400	923	9,686	--
Income (Loss) from Operations	3,811	2,513	(5,211)	(14,917)	3,137
Net Income (Loss)	2,286	1,121	(6,500)	(13,382)	3,718
Cash Flow Data:					
Net cash flows provided by (used in) operating activities	4,096	4,364	5,285	6,792	3,784
Net cash flows used in investing activities	(606)	(737)	(300)	(25,229)	(1,045)
Net cash flows (used in) provided by financing activities	(3,588)	(6,072)	(3,572)	19,781	(1,722)
Per Share Data:					
Net earnings (loss) per common share:					
Basic	$.12	$.06	$(.34)	$(.70)	$.19
Diluted	$.12	$.06	$(.34)	$(.70)	$.19
Weighted average common shares outstanding:					
Basic	19,096,000	19,096,000	19,096,000	19,096,000	19,263,000
Diluted	19,303,000	19,176,000	19,096,000	19,096,000	19,802,000
Cash Dividends declared per common share (2)	$.00	$.00	$.00	$.00	$.00
Balance sheet data:					
Working capital (3)	$32,205	$29,185	$3,502	$22,404	$41,293
Total assets	64,750	68,795	73,668	81,586	76,723
Long-term debt (3)	18,657	20,205	--	18,749	12,400
Stockholders' equity	37,723	35,429	34,242	40,515	53,542

(1) Includes the operations and assets of Marks USA I which was acquired in August 2008.
(2) The Company has never paid a dividend on its common stock. It is the policy of the Board of Directors to retain earnings for use in the Company's business. Any dividends must be approved by the Company's primary lenders.

(3) Working capital is calculated by deducting Current Liabilities from Current Assets. As of June 30, 2010, the Company and its banks were in negotiations to amend and restate the existing terms of the credit facilities and term loan. Because the closing and final waivers occurred after the filing date of the June 30, 2010 Form 10-K, the Company classified this debt as current as of June 30, 2010. Upon completion of the closing this debt has been reclassified as long-term.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

The Company is a diversified manufacturer of security products, encompassing intrusion and fire alarms, building access control systems and electronic locking devices. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment. International sales accounted for approximately 5% and 6% of our revenues for the fiscal years ended June 30, 2012 and 2011 respectively.

The Company owns and operates manufacturing facilities in Amityville, New York and the Dominican Republic. A significant portion of our operating costs are fixed, and do not fluctuate with changes in production levels or utilization of our manufacturing capacity. As production levels rise and factory utilization increases, the fixed costs are spread over increased output, which should improve profit margins. Conversely, when production levels decline our fixed costs are spread over reduced levels, thereby decreasing margins.

The security products market is characterized by constant incremental innovation in product design and manufacturing technologies. Generally, the Company devotes 6-8% of revenues to research and development (R&D) on an annual basis. Products resulting from our R&D investments in fiscal 2011 did not contribute materially to revenue during this fiscal year, but should benefit the Company over future years. In general, the new products introduced by the Company are initially shipped in limited quantities, and increase over time. Prices and manufacturing costs tend to decline over time as products and technologies mature.

Economic and Other Factors

Since October 2008, the U.S. and international economies have experienced a significant downturn and continue to be at depressed levels. In the event that the U.S. or international financial markets erode further, our revenue, profit and cash-flow levels could be materially adversely affected in future periods. If the worldwide economic downturn worsens, many of our current or potential future customers may experience serious cash flow problems and as a result may, modify, delay or cancel purchases of our products. Additionally, customers may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Furthermore, the ongoing downturn and economic uncertainty makes it difficult for us to forecast our revenues.

Seasonality

The Company's fiscal year begins on July 1 and ends on June 30. Historically, the end users of Napco's products want to install its products prior to the summer; therefore sales of its products historically peak in the period April 1 through June 30, the Company's fiscal fourth quarter, and are reduced in the period July 1 through September 30, the Company's fiscal first quarter. In addition, demand is affected by the housing and construction markets. Further deterioration of the current economic conditions may also affect this trend.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in those financial statements. These judgments can be subjective and complex, and consequently actual results could differ from those estimates. Critical estimates include management's judgments associated with revenue recognition, reserves for sales returns and allowances, concentration of credit risk, inventories, goodwill and other intangible assets and income taxes.

Revenue Recognition

Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of sale. We report our sales levels on a net sales basis, which is computed by deducting from gross sales the amount of actual returns received and an amount established for anticipated returns and other allowances.

Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales and income. This accrual is calculated based on a history of gross sales and actual sales returns, as well as management's estimate of anticipated returns and allowances. As a percentage of gross sales, sales returns, rebates and allowances were 6% and 7% for fiscal years ended June 30, 2012 and 2011, respectively.

Concentration of Credit Risk

An entity is more vulnerable to concentrations of credit risk if it is exposed to risk of loss greater than it would have had if it mitigated its risk through diversification of customers. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

The Company had one customer with an accounts receivable balance of 15% and 17% of the Company's accounts receivable at June 30, 2012 and 2011, respectively. Sales to this customer did not exceed 10% of net sales in any of the past three fiscal years.

In the ordinary course of business, we have established a reserve for doubtful accounts and customer deductions in the amount of $200,000 and $255,000 as of June 30, 2012 and 2011, respectively. The decrease from fiscal 2011 to 2012 was due to the Company writing off certain receivables during fiscal 2012 which had been reserved for as of June 30, 2011. Our reserve for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings. This reserve is based upon the evaluation of accounts receivable agings, specific exposures and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and approximations and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2012 and 2011, net charges and balances in these reserves amounted to $504,000 and $3,038,000; and $694,000 and $2,534,000, respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Goodwill and Other Intangible Assets

The Company evaluates its Goodwill and Other Intangible Assets for impairment at least on an annual basis. Those intangible assets that are classified as goodwill or as other intangibles with indefinite lives are not amortized. Impairment testing is performed in two steps: (i) the Company determines impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is impairment, the Company measures the amount of impairment loss by comparing the implied fair value of goodwill and other intangible assets with the carrying amount of that goodwill and other intangible assets.

At the conclusion of the fiscal 2012, the Company performed its annual impairment evaluation and determined that its intangible assets were not impaired.

At the conclusion of the fiscal 2011, the Company performed its annual impairment evaluation and determined that its intangible asset relating to its Marks trade name was partially impaired. Accordingly, in the quarter ended June 30, 2011 the Company recorded an impairment charge of $400,000 which represented the excess book value of this intangible asset over its current valuation.

Self-funded Employee Health Benefit Plan

Effective March 2012, the Company converted its employee health benefit plan from a self-insured plan to a fully-insured plan. The Company recorded claims as they were paid and records an accrual for unpaid claims based upon the date of service or date incurred. The Company has accrued $50,000 at June 30, 2012 in connection with its self-insured liability for any potential unreported claims.

Income Taxes

The Company has identified its U.S. Federal income tax return and its State return in New York as its major tax jurisdictions. The fiscal 2008 and forward years are still open for examination.

During the year ended June 30, 2011, the Company completed a research and development credit study. The study included the years June 30, 2007 through June 30, 2011 to determine the amount of R&D credits to which the Company is entitled. The Company filed amended tax returns for these years to establish the credits and generated an income tax benefit of $885,401. Due to the nature of the credits, the Company established a reserve under ASC 740-10 of $165,000.

During the year ending June 30, 2012 the Company decreased its reserve for uncertain income tax positions by $39,000. As of June 30, 2012 the Company has a long-term accrued income tax liability of $126,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2012, the Company had accrued interest totaling $0 and $126,000 of unrecognized net tax benefits that, if recognized, would favorably affect the Company's effective income tax rate in any future period.

For the year ended June 30, 2012, the Company recognized a net income tax benefit of $39,000.

A reconciliation of the U.S. Federal statutory income tax rate to our actual effective tax rate on earnings before income taxes for fiscal 2012 is as follows (dollars in thousands):

	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$868	34.0%
Increases (decreases) in taxes resulting from:		
Meals and entertainment	56	2.2%
State income taxes, net of Federal income tax benefit	39	1.5%
Foreign source income and taxes	(515)	(20.2)%
Stock based compensation expense	3	0.1%
Tax reserve reversal	(61)	(2.4)%
R&D Credit Refund	(81)	(3.2)%
Other, net	(42)	(1.6)%
Effective tax rate	$267	10.4%

Liquidity and Capital Resources

The Company's cash on hand combined with proceeds from operating activities during fiscal 2012 were adequate to meet the Company's capital expenditure needs and debt obligations. The Company's primary internal source of liquidity is the cash flow generated from operations. The primary source of external financing is a revolving credit facility of $11,000,000 (the "Revolving Credit Facility") which expires in June 2017. As of June 30, 2012 $7,757,000 was outstanding under this revolving line of credit. As of June 30, 2012, the Company's unused sources of funds consisted principally of $2,979,000 in cash and $3,243,000 available under its revolving line of credit.

On June 29, 2012, the Company entered into a Third Amended and Restated Credit Agreement with the Company, as the Borrower, and HSBC Bank USA, National Association as Lender, Administrative Agent and Collateral Agent (the "Agreement"). Prior to closing on June 29, 2012, $8,600,000 was outstanding under the existing $11,100,000 revolving credit facility and $12,500,000 was outstanding under the existing term loan. The Agreement amended and restated the previous revolving credit facility and term loan and provides for a revolving credit facility of $11,000,000 (the "Revolving Credit Facility") which expires in June 2017 and two term loans, one for $6,000,000 which expires in June 2019, and one for $6,500,000 which expires in June 2017 (the "Term Loans"). Repayment of the Terms Loans commences on September 30, 2012. The $6,000,000 Term Loan is being repaid with 28 equal, quarterly payments of $75,000 and the remaining balance of $3,900,000 due on or before the expiration date. The $6,500,000 Term Loan is being repaid in 20 equal, quarterly payments of $325,000. The Agreement also provides for a LIBOR-based interest rate option of LIBOR plus 2.0% to 2.75%, depending on the ratio of outstanding debt to EBITDA, which is to be measured and adjusted quarterly, a prime rate-based option of the prime rate plus 0.25% and other terms and conditions as more fully described in the Agreement. In addition, the Agreement provides for availability under the Revolving Credit Facility to be limited to the lesser of $11,000,000 or the result of a borrowing base formula based upon the Company's Accounts Receivables and Inventory values net of certain deductions. The Company's obligations under the Agreement continue to be secured by all of its assets, including but not limited to, deposit accounts, accounts receivable, inventory, the Company's corporate headquarters in Amityville, NY, equipment and fixtures and intangible assets. In addition, the Company's wholly-owned subsidiaries, with the exception of the Company's foreign subsidiaries, have issued guarantees and pledges of all of their assets to secure the Company's obligations under the Agreement. All of the outstanding common stock of the Company's domestic subsidiaries and 65% of the common stock of the Company's foreign subsidiaries has been pledged to secure the Company's obligations under the Agreement.

The agreements contain various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings and compliance with certain financial ratios, as defined in the restated agreement. Management believes that current working capital and cash flows from operations as well as borrowing availability under the revolving line of credit described above will be sufficient to fund the Company's operations through at least the first quarter of fiscal 2014.

The Company takes into consideration a number of factors in measuring its liquidity, including the ratios set forth below:

	As of June 30,	
	2012	2011
Current Ratio	4.9 to 1	3.2 to 1
Sales to Receivables	4.3 to 1	4.0 to 1
Total debt to equity	.54 to 1	.67 to 1

As of June 30, 2012, the Company had no material commitments for capital expenditures or inventory purchases other than purchase orders issued in the normal course of business. On April 26, 1993, the Company's foreign subsidiary entered into a 99-year land lease of approximately 4 acres of land in the Dominican Republic, at an annual cost of approximately $288,000.

On August 18, 2008, the Company, pursuant to an Asset Purchase Agreement with Marks, acquired substantially all of the assets and business for $25 million, the repayment of $1 million of bank debt and the assumption of current liabilities. The Marks business involves the manufacturing and distribution of door-locking devices. The Company funded the acquisition with a term loan from its lenders, which was amended in June 2012 as described above. The acquisition was accounted for as a purchase and was valued based on management's estimate of the fair value of the assets acquired and liabilities assumed.

Working Capital. Working capital increased by $3,020,000 to $32,205,000 at June 30, 2012 from $29,185,000 at June 30, 2011. Working capital is calculated by deducting Current Liabilities from Current Assets.

Accounts Receivable. Accounts Receivable decreased by $1,232,000 to $16,408,000 at June 30, 2012 as compared $17,640,000 at June 30, 2011. The decrease in Accounts Receivable was due primarily to a decrease of $736,000 in net sales in the quarter ended June 30, 2012 as compared to the quarter ended June 30, 2011 as well as the Company granting less extended payment terms to its customers for the same period.

Inventories. Inventories, which include both current and non-current portions, decreased by $905,000 to $23,282,000 at June 30, 2012 as compared to $24,187,000 at June 30, 2011. The decrease was due primarily to the Company's improved production planning and forecasting as well as an increase of $504,000 to the inventory reserve.

Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses decreased by $2,421,000 to $6,566,000 as of June 30, 2012 as compared to $8,987,000 at June 30, 2011. This decrease is primarily due to decreased purchases of raw materials during the quarter ended June 30, 2012 as compared to June 30, 2011.

Off-Balance Sheet Arrangements

The Company does not maintain any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the Company's contractual obligations by fiscal year:

	Payments due by period:				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$20,257,000	$1,600,000	$3,200,000	$10,957,000	$4,500,000
Land lease (80 years remaining) (1)	23,040,000	288,000	576,000	576,000	21,600,000
Operating lease obligations	62,000	39,000	22,000	1,000	--
Other long-term obligations (employment agreement) (1)	587,000	587,000	--	--	--
Total	$43,946,000	$2,514,000	$3,798,000	$11,534,000	$26,100,000

(1) See footnote 10 to the accompanying consolidated financial statements.

Results of Operations
Fiscal 2012 Compared to Fiscal 2011

	Fiscal year ended June 30,		
	2012	2011	% Increase/ (decrease)
Net sales	$70,928	$71,392	(0.6)%
Gross profit	21,152	20,101	5.2%
Gross profit as a % of net sales	29.8%	28.2%	5.7%
Selling, general and administrative	17,341	17,188	0.9%
Selling, general and administrative as a % of net sales	24.4%	24.1%	1.2%
Impairment of goodwill and other intangibles	0	400	(100.0)%
Income from operations	3,811	2,513	51.7%
Interest expense, net	1,149	1,660	(30.8)%
Other expense, net	109	46	137.0%
Provision (benefit)for income taxes	267	(314)	185.0%
Net income	2,286	1,121	103.9%

Net sales in fiscal 2012 remained relatively constant at $70,928,000 as compared to $71,392,000 in fiscal 2011. Sales was affected primarily by decreased sales of the Company's Marks brand door-locking products ($2,981,000) and foreign sales of the Company's intrusion products ($982,000) and was partially offset by increases in the Company's domestic intrusion products ($1,773,000), Alarm Lock brand door locking products ($1,405,000), and access control products ($321,000).

The Company's gross profit increased by $1,051,000 to $21,152,000 or 29.8% of net sales in fiscal 2012 as compared to $20,101,000 or 28.2% of net sales in fiscal 2011. Gross profit and gross profit as a percentage of net sales was primarily affected by a positive shift in product mix in fiscal 2012 as well as reductions in overhead expenses resulting from increases in efficiency in the Company's production planning, procurement and manufacturing processes.

Selling, general and administrative expenses as a percentage of net sales increased to 24.4% in fiscal 2012 from 24.1% in fiscal 2011. Selling, general and administrative expenses for fiscal 2012 remained relatively constant at $17,341,000 as compared to $17,188,000 in fiscal 2011. The increase as a percentage of sales resulted primarily from the slight increase in expenses as well as the slight decrease in net sales.

Interest expense for fiscal 2012 decreased by $511,000 to $1,149,000 from $1,660,000 for the same period a year ago. The decrease in interest expense is primarily the result of the decrease in interest rates charged by the Company's primary banks as well as the Company's reduction of its outstanding borrowings under its revolving line of credit and its term loan.

Other expenses increased $63,000 to $109,000 in fiscal 2012 as compared to $46,000 in fiscal 2011.

The Company's provision for income taxes for fiscal 2012 increased by $581,000 to a provision of $267,000 as compared to a benefit of $314,000 for the same period a year ago. The increase in the income taxes from fiscal 2011 to fiscal 2012 resulted primarily from the increase in income before income taxes as well as a benefit of recognizing multiple years of R&D tax credits in fiscal 2011.

Net income for fiscal 2012 increased by $1,165,000 to $2,286,000 as compared to $1,121,000 in fiscal 2011. This resulted primarily from the items discussed above as well as an impairment charge of $400,000 recorded in fiscal 2011 relating to intangible assets.

Forward-looking Information

This Annual Report on Form 10-K and the information incorporated by reference may include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The Company intends the Forward-Looking Statements to be covered by the Safe Harbor Provisions for Forward-Looking Statements. All statements regarding the Company's expected financial position and operating results, its business strategy, its financing plans and the outcome of any contingencies are Forward-Looking Statements. The Forward-Looking Statements are based on current estimates and projections about our industry and our business. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such Forward-Looking Statements. The Forward-Looking Statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any Forward-Looking Statements. For example, the Company is highly dependent on its Chief Executive Officer for strategic planning. If he is unable to perform his services for any significant period of time, the Company's ability to grow could be adversely affected. In addition, factors that could cause actual results to differ materially from the Forward-Looking Statements include, but are not limited to, the uncertain economic, military and political conditions in the world, the ability to maintain adequate financing, continuation of the services of Richard Soloway, out Chief Executive Officer, our ability to maintain and develop competitive products, adverse tax consequences of offshore operations, significant fluctuations in the exchange rate between the Dominican Peso and the U.S. Dollar, distribution problems, unforeseen environmental liabilities, and the successful integration of Marks into our existing operations. The Company's Risk Factors are discussed in more detail in Item 1A.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal financial instrument is debt (consisting of a revolving credit facility and two term loans) that provides for interest at a spread above the prime rate. The Company is affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by the Company under this credit facility. At June 30, 2012, an aggregate principal amount of approximately $20,257,000 was outstanding under the Company's credit facility with a weighted average interest rate of approximately 3.1%. If principal amounts outstanding under the Company's credit facility remained at this year-end level for an entire year and the prime rate increased or decreased, respectively, by 1% the Company would pay or save, respectively, an additional $203,000 in interest that year.

A significant number of foreign sales transactions by the Company are denominated in U.S. dollars. As such, the Company has shifted foreign currency exposure onto many of its foreign customers. As a result, if exchange rates move against foreign customers, the Company could experience difficulty collecting unsecured accounts receivable, the cancellation of existing orders or the loss of future orders. The foregoing could materially adversely affect the Company's business, financial condition and results of operations. In addition, the Company is exposed to foreign currency risk relative to expenses incurred in Dominican Pesos ("RD$"), the local currency of the Company's production facility in the Dominican Republic. The result of a 10% strengthening in the U.S. dollar to our RD$ expenses would result in an annual decrease in income from operations of approximately $600,000.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

a. Financial Statements: Financial statements required pursuant to this Item are presented on pages FS-1 through FS-25 of this report as follows:

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Napco Security Technologies, Inc. and Subsidiaries
Amityville, New York

We have audited the accompanying consolidated balance sheets of Napco Security Technologies, Inc. and Subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Napco Security Technologies, Inc. and Subsidiaries as of June 30, 2012 and 2011 and the consolidated results of their income and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Holtz Rubenstein Reminick LLP

Melville, New York
September 21, 2012

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2012 and 2011
(In Thousands)

ASSETS

	2012	2011
CURRENT ASSETS		
Cash and cash equivalents	$2,979	$3,077
Accounts receivable, net of reserves and allowances	16,408	17,640
Inventories	19,448	19,986
Prepaid expenses and other current assets	964	950
Deferred income taxes	650	528
Total Current Assets	40,449	42,181
Inventories - non-current	3,834	4,201
Deferred income taxes	1,762	2,083
Property, plant and equipment, net	7,247	7,741
Intangible assets, net	11,251	12,316
Other assets	207	273
TOTAL ASSETS	$64,750	$68,795

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

June 30, 2012 and 2011
(In Thousands, Except Share Data)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
CURRENT LIABILITIES		
Current maturities of long term debt	$1,600	$3,572
Accounts payable	3,163	4,649
Accrued expenses	1,814	2,553
Accrued salaries and wages	1,589	1,785
Accrued income taxes	78	437
Total Current Liabilities	8,244	12,996
Long-term debt, net of current maturities	18,657	20,205
Accrued income taxes	126	165
Total Liabilities	27,027	33,366
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.01 per share; 40,000,000 shares authorized; 20,095,713 shares issued; and 19,095,713 shares outstanding	201	201
Additional paid-in capital	14,080	14,072
Retained earnings	29,057	26,771
	43,338	41,044
Less: Treasury Stock, at cost (1,000,000 shares)	(5,615)	(5,615)
TOTAL STOCKHOLDERS' EQUITY	37,723	35,429
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$64,750	$68,795

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Years Ended June 30, 2012 and 2011
(In Thousands, Except Share and Per Share Data)

	2012	2011
Net sales	$70,928	$71,392
Cost of sales	49,776	51,291
Gross Profit	21,152	20,101
Selling, general, and administrative expenses	17,341	17,188
Impairment of goodwill and other intangible assets	--	400
Operating Income	3,811	2,513
Other expense:		
Interest expense, net	1,149	1,660
Other, net	109	46
	1,258	1,706
Income before Provision (Benefit) for Income Taxes	2,553	807
Provision (benefit) for income taxes	267	(314)
Net Income	$2,286	$1,121
Income per share:		
Basic	$0.12	$0.06
Diluted	$0.12	$0.06
Weighted average number of shares outstanding:		
Basic	19,096,000	19,096,000
Diluted	19,303,000	19,176,000

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2012 and 2011
(In Thousands, Except Share Data)

	Common Stock			Treasury Stock			
	Number of Shares Issued	Amount	Additional Paid-in Capital	Number of Shares	Amount	Retained Earnings	Total
BALANCE June 30, 2010	20,095,713	$201	$14,006	(1,000,000)	$(5,615)	$25,650	$34,242
Stock-based compensation expense	--	--	66	-	-	-	66
Net income	--	--	-	-	-	1,121	1,121
BALANCE June 30, 2011	20,095,713	$201	$14,072	(1,000,000)	$(5,615)	$26,771	$35,429
Stock-based compensation expense	--	--	8	-	-	-	8
Net income	--	--	-	-	-	2,286	2,286
BALANCE June 30, 2012	20,095,713	$201	$14,080	(1,000,000)	$(5,615)	$29,057	$37,723

See accompanying notes to consolidated financial statements.

NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30, 2012 and 2011 (In Thousands)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$2,286	$1,121
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,275	2,311
Impairment of goodwill and other intangibles	--	400
Charge to obsolescence reserve	504	694
Provision for doubtful accounts	10	27
Deferred income taxes	199	(321)
Non-cash stock based compensation expense	8	66
Changes in operating assets and liabilities:		
Accounts receivable	1,222	73
Inventories	401	(799)
Prepaid expenses and other current assets	(15)	(3)
Income tax receivable	--	785
Other assets	26	(3)
Accounts payable, accrued expenses, accrued salaries and wages, accrued income taxes	(2,820)	13
Net Cash Provided by Operating Activities	4,096	4,364
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant, and equipment	(606)	(737)
Net Cash Used in Investing Activities	(606)	(737)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on debt	(3,520)	(6,072)
Cash paid for deferred financing costs	(68)	--
Net Cash Used in Financing Activities	(3,588)	(6,072)
Net Change in Cash and Cash Equivalents	(98)	(2,445)
CASH AND CASH EQUIVALENTS - Beginning	3,077	5,522
CASH AND CASH EQUIVALENTS - Ending	$2,979	$3,077

SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid, net	$1,136	$1,562
Income taxes paid	$467	$10

See accompanying notes to consolidated financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Napco Security Technologies, Inc. and Subsidiaries (the "Company") is a diversified manufacturer of security products, encompassing electronic locking devices, intrusion and fire alarms and building access control systems. These products are used for commercial, residential, institutional, industrial and governmental applications, and are sold worldwide principally to independent distributors, dealers and installers of security equipment.

Principles of Consolidation

The consolidated financial statements include the accounts of Napco Security Technologies, Inc. and all of its wholly-owned subsidiaries, including those of Marks USA I, LLC ("Marks"), a subsidiary which acquired substantially all of the assets and certain liabilities of G. Marks Hardware, Inc. acquired on August 18, 2008. All inter-company balances and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Critical estimates include management's judgments associated with revenue recognition, reserves for sales returns and allowances, concentration of credit risk, inventories, goodwill and other intangible assets and income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include approximately $460,000 and $960,000 of short-term time deposits at June 30, 2012 and 2011, respectively. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC and other international agencies as of June 30, 2012 and 2011.

Accounts Receivable

Accounts receivable is stated net of the reserves for doubtful accounts of $200,000 and $255,000 and for returns and other allowances of $1,184,000 and $1,455,000 as of June 30, 2012 and June 30, 2011, respectively. Our reserves for doubtful accounts and for returns and other allowances are subjective critical estimates that have a direct impact on reported net earnings. These reserves are based upon the evaluation of accounts receivable agings, specific exposures, sales levels and historical trends.

Inventories

Inventories are valued at the lower of cost or fair market value, with cost being determined on the first-in, first-out (FIFO) method. The reported net value of inventory includes finished saleable products, work-in-process and raw materials that will be sold or used in future periods. Inventory costs include raw materials, direct labor and overhead. The Company's overhead expenses are applied based, in part, upon estimates of the proportion of those expenses that are related to procuring and storing raw materials as compared to the manufacture and assembly of finished products. These proportions, the method of their application, and the resulting overhead included in ending inventory, are based in part on subjective estimates and actual results could differ from those estimates.

In addition, the Company records an inventory obsolescence reserve, which represents the difference between the cost of the inventory and its estimated market value, based on various product sales projections. This reserve is calculated using an estimated obsolescence percentage applied to the inventory based on age, historical trends, requirements to support forecasted sales, and the ability to find alternate applications of its raw materials and to convert finished product into alternate versions of the same product to better match customer demand. There is inherent professional judgment and subjectivity made by both production and engineering members of management in determining the estimated obsolescence percentage. For the fiscal years 2012 and 2011, charges and balances in these reserves amounted to $504,000 and $3,038,000; and $694,000 and $2,534,000, respectively. In addition, and as necessary, the Company may establish specific reserves for future known or anticipated events.

The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred; costs of major renewals and improvements are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the profit or loss on such disposition is reflected in income.

Depreciation is recorded over the estimated service lives of the related assets using primarily the straight-line method. Amortization of leasehold improvements is calculated by using the straight-line method over the estimated useful life of the asset or lease term, whichever is shorter.

Intangible Assets

Certain intangible assets determined to have indefinite lives are not amortized but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their useful lives. Intangible assets are reviewed for impairment at least annually at the Company's fiscal year end of June 30 or more often whenever there is an indication that the carrying amount may not be recovered.

The Company's acquisition of substantially all of the assets and certain liabilities of Marks included intangible assets with a fair value of $16,440,000 on the date of acquisition. The intangible assets are amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The Marks USA trade name was deemed to have an indefinite life. At the conclusion of the quarter ended June 30, 2011, the Company performed its annual impairment evaluation and determined that its intangible asset relating to its Marks trade name was partially impaired. Accordingly, in the quarter ended June 30, 2011 the Company recorded an impairment charge of $400,000 which represented the excess book value of this intangible asset over its current valuation.

Changes in intangible assets are as follows (in thousands):

	June 30, 2012			June 30, 2011		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Other intangible assets:						
Customer relationships	$9,800	$(4,601)	$5,199	$9,800	$(3,584)	$6,216
Non-compete agreement	340	(188)	152	340	(140)	200
Trade name	5,900	--	5,900	5,900	--	5,900
	$16,040	$(4,789)	$11,251	$16,040	$(3,724)	$12,316

Amortization expense for intangible assets subject to amortization was approximately $1,065,000 and $1,154,000 for the years ended June 30, 2012 and 2011, respectively. Amortization expense for each of the next five years is estimated to be as follows: 2013 - $917,000; 2014 - $781,000; 2015 - $667,000; 2016 - $529,000 and 2017 - $441,000. The weighted average amortization period for intangible assets was 15.8 years and 16.7 years at June 30, 2012 and 2011, respectively.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets in question may not be recoverable. An impairment would be recorded in circumstances where undiscounted cash flows expected to be generated by an asset are less than the carrying value of that asset.

Revenue Recognition

The Company recognizes revenue when the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) there is a fixed and determinable price for the Company's product, (iii) shipment and passage of title occurs, and (iv) collectability is reasonably assured. Revenues from merchandise sales are recorded at the time the product is shipped or delivered to the customer pursuant to the terms of the sale. The Company reports its sales levels on a net sales basis, with net sales being computed by deducting from gross sales the amount of actual sales returns and other allowances and the amount of reserves established for anticipated sales returns and other allowances.

Sales Returns and Other Allowances

The Company analyzes sales returns and is able to make reasonable and reliable estimates of product returns based on the Company's past history. Estimates for sales returns are based on several factors including actual returns and based on expected return data communicated to it by its customers. Accordingly, the Company believes that its historical returns analysis is an accurate basis for its allowance for sales returns. Actual results could differ from those estimates.

Advertising and Promotional Costs

Advertising and promotional costs are included in "Selling, General and Administrative" expenses in the consolidated statements of operations and are expensed as incurred. Advertising expense for the fiscal years ended June 30, 2012 and 2011 was $1,081,000 and $792,000, respectively.

Research and Development Costs

Research and development costs incurred by the Company are charged to expense in the year incurred. Company-sponsored research and development costs of $4,264,000 and $4,392,000 were charged to expense for the fiscal years ended June 30, 2012 and 2011, respectively, and are included in "Cost of Sales" in the consolidated statements of operations.

Self-funded Employee Health Benefit Plan

Effective March 2012, the Company converted its employee health benefit plan from a self-insured plan to a fully-insured plan. The Company recorded claims as they were paid and records an accrual for unpaid claims based upon the date of service or date incurred. The Company has accrued $50,000 at June 30, 2012 in connection with its self-insured liability for any potential unreported claims.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis.

Earnings Per Share

Basic net income per common share (Basic EPS) is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share (Diluted EPS) is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents and convertible securities then outstanding.

The following provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended June 30 (in thousands, except per share data):

	Net Income		Weighted Average Shares		Net Income per Share	
	2012	2011	2012	2011	2012	2011
Basic EPS	$2,286	$1,121	19,096	19,096	$0.12	$0.06
Effect of Dilutive Securities:						
Stock Options	--	--	207	80	--	--
Diluted EPS	$2,286	$1,121	19,303	19,176	$0.12	$0.06

Options to purchase 649,348 and 583,350 shares of common stock for the fiscal years ended June 30, 2012 and 2011, respectively, were not included in the computation of Diluted EPS because their inclusion would be anti-dilutive. These options were still outstanding at the end of the respective periods.

Stock-Based Compensation

The Company has established two share incentive programs as discussed in Note 8.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the vesting period. Determining the fair value of share-based awards at the grant date requires assumptions and judgments about expected volatility and forfeiture rates, among other factors.

Stock-based compensation costs of $8,000 and $66,000 were recognized for fiscal years 2012 and 2011, respectively. The effect on both Basic and Diluted Earnings per share was $0.00 for fiscal years 2012 and 2011.

Foreign Currency

All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The realized and unrealized gains and losses associated with foreign currency translation, as well as related other comprehensive income, were not material for the years ended June 30, 2012 and 2011.

Comprehensive Income

For the fiscal years ended June 30, 2012 and 2011, the Company's operations did not give rise to material items includable in comprehensive income, which were not already included in net income. Accordingly, the Company's comprehensive income approximates its net income for all periods presented.

Segment Reporting

The Company's reportable operating segments are determined based on the Company's management approach. The management approach is based on the way that the chief operating decision maker organizes the segments within an enterprise for making operating decisions and assessing performance. The Company's results of operations are reviewed by the chief operating decision maker on a consolidated basis and the Company operates in only one segment. The Company has presented required geographical data in Note 11, and no additional segment data has been presented.

Shipping and Handling Revenues and Costs

The Company records the amount billed to customers in net sales ($584,000 and $474,000 in fiscal years 2012 and 2011, respectively) and classifies the costs associated with these revenues in cost of sales ($1,090,000 and $1,023,000 in fiscal years 2012 and 2011, respectively).

Recently Issued Accounting Standards

In July 2012, the FASB amended its authoritative guidance related to testing indefinite-lived intangible assets for impairment. Under the revised guidance, entities testing their indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing further impairment testing. If entities determine, on the basis of qualitative factors, that it is more-likely-than-not that the asset is impaired, a quantitative test is required. The guidance becomes effective in the beginning of the Company's fiscal 2014, with early adoption permitted. The Company is currently evaluating the timing of adopting this guidance which is not expected to have an impact on the Company's consolidated financial statements.

In September 2011, the FASB amended its authoritative guidance related to testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before performing Step 1 of the goodwill impairment test. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more-likely-than-not less than the carrying amount, the two-step impairment test would be required. This guidance becomes effective in the beginning of the Company's fiscal 2013, with early adoption permitted. The Company is not adopting this guidance early, and it does not expect the guidance to have an impact on the Company's consolidated financial statements.

NOTE 2 - Business and Credit Concentrations

The Company had one customer with an accounts receivable balance of 15% and 17% of the Company's accounts receivable at June 30, 2012 and 2011, respectively. Sales to any one customer did not exceed 10% of net sales in any of the past three fiscal years.

NOTE 3 - Inventories

Inventories, net of reserves are valued at lower of cost (first-in, first-out method) or market. The Company regularly reviews parts and finished goods inventories on hand and, when necessary, records a provision for excess or obsolete inventories. The Company also regularly reviews the period over which its inventories will be converted to sales. Any inventories expected to convert to sales beyond 12 months from the balance sheet date are classified as non-current.

Inventories, net of reserves consist of the following (in thousands):

	June 30,	
	2012	2011
Component parts	$13,155	$14,014
Work-in-process	3,199	4,452
Finished product	6,928	5,721
	$23,282	$24,187

Classification of inventories, net of reserves:

Current	$19,448	$19,986
Non-current	3,834	4,201
	$23,282	$24,187

NOTE 4 - Property, Plant, and Equipment

Property, plant and equipment consist of the following:

	June 30,		
	2012	2011	Useful Life in Years
	(in thousands)		
Land	$904	$904	--
Buildings	8,911	8,911	30 to 40
Molds and dies	6,748	6,636	3 to 5
Furniture and fixtures	2,317	2,287	5 to 10
Machinery and equipment	19,107	18,642	7 to 10
Leasehold improvements	372	372	Shorter of the lease term or life of asset
	38,359	37,752	
Less: accumulated depreciation and amortization	31,112	30,011	
	$7,247	$7,741	

Depreciation and amortization expense on property, plant, and equipment was approximately $1,101,000 and $1,102,000 in fiscal 2012 and 2011, respectively.

NOTE 5 – Acquisition of Business

On August 18, 2008, the Company acquired substantially all of the assets and business of Marks for $25.2 million, the repayment of $1 million of bank debt and the assumption of current liabilities. The Marks business involves the manufacturing and distribution of door-locking devices. The Company funded the acquisition with a term loan from its lenders, which has since been amended as described in Note 7.

The intangible assets acquired, other than the Marks tradename, are being amortized over their estimated useful lives of twenty years (customer relationships) and seven years (non-compete agreement). The weighted average amortization period of these assets is 19.6 years. The Marks trade name was deemed to have an indefinite life. At the conclusion of the quarter ended June 30, 2011, the Company performed its annual impairment evaluation and determined that its intangible asset relating to its Marks tradename, was partially impaired. Accordingly, in the quarter ended June 30, 2011 the Company recorded an impairment charge of $400,000 which represented the excess book value of this intangible asset over its current valuation.

NOTE 6 - Income Taxes

The Provision (benefit) for income taxes is comprised of the following (in thousands):

	For the Years Ended June 30,	
	2012	2011
Current income taxes:		
Federal	$11	$(35)
State	57	39
Foreign	--	3
	68	7
Deferred income tax provision (benefit)	199	(321)
Provision (benefit) for income taxes	$267	$(314)

A reconciliation of the U.S. Federal statutory income tax rate to our actual effective tax rate on earnings before income taxes is as follows (dollars in thousands):

	For the Years Ended June 30,			
	2012		2011	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Tax at Federal statutory rate	$868	34.0%	$274	34.0%
Increases (decreases) in taxes resulting from:				
Meals and entertainment	56	2.2%	51	6.3%
State income taxes, net of Federal income tax benefit	39	1.5%	26	3.2%
Foreign source income and taxes	(515)	(20.2)%	102	12.7%
Stock based compensation expense	3	0.1%	16	2.0%
Tax reserve reversal	(61)	(2.4)%	(77)	(9.5)%
R&D Credit refund	(81)	(3.2)%	(708)	(87.8)%
Other, net	(42)	(1.6)%	2	0.2%
Effective tax rate	$267	10.4%	$(314)	(38.9)%

Deferred tax assets and deferred tax liabilities at June 30, 2012 and 2011 are as follows (in thousands):

	Current Deferred Tax Assets (Liabilities)		Long-term Deferred Tax Assets (Liabilities)	
	2012	2011	2012	2011
Accounts receivable	$23	$19	$ --	$ --
Inventories	399	288	405	380
Accrued Liabilities	228	221	--	35
Stock based compensation expense	--	--	137	137
Goodwill	--	--	1,875	2,077
R&D credit	--	--	225	163
Property, plant and equipment	--	--	(624)	(625)
Other deferred tax liabilities	--	--	(256)	(84)
	650	528	1,762	2,083
Valuation allowance	--	--	--	--
Net deferred taxes	$650	$528	$1,762	$2,083

The Company has identified its U.S. Federal income tax return and its State return in New York as its major tax jurisdictions. The fiscal 2008 and forward years are still open for examination.

During the year ended June 30, 2011, the Company completed a research and development credit study. The study included the years June 30, 2007 through June 30, 2011 to determine the amount of R&D credits to which the Company is entitled. The Company filed amended tax returns for these years to establish the credits and generated an income tax benefit of $885,401. Due to the nature of the credits, the Company established a reserve under ASC 740-10 of $165,000.

During the year ending June 30, 2012 the Company decreased its reserve for uncertain income tax positions by $39,000. As of June 30, 2012 the Company has a long-term accrued income tax liability of $126,000. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense and accrued income taxes. As of June 30, 2012, the Company had accrued interest totaling $0 and $126,000 of unrecognized net tax benefits that, if recognized, would favorably affect the Company's effective income tax rate in any future period.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Tax	Interest	Total
Balance of gross unrecognized tax benefits as of July 1, 2011	$165	$ --	$165
Reductions to unrecognized tax benefits resulting from changes in reserve percentages	(39)	$ --	(39)
Balance of gross unrecognized tax benefits as of June 30, 2012	$126	$ --	$126

Napco US plans to permanently reinvest a substantial portion of its foreign earnings and as such has not provided US corporate taxes on the permanently reinvested earnings. As of June 30, 2012, the Company had no undistributed earnings of foreign subsidiaries.

NOTE 7 - Long-Term Debt

As of June 30, 2012, long-term debt consisted of a revolving credit facility of $11,000,000 (the "Revolving Credit Facility") which expires in June 2017 and two term loans, one for $6,000,000 which expires in June 2019, and one for $6,500,000 which expires in June 2017 (the "Term Loans"). Repayment of the Terms Loans commences on September 30, 2012. The $6,000,000 Term Loan is being repaid with 28 equal, quarterly payments of $75,000 and the remaining balance of $3,900,000 due on or before the expiration date. The $6,500,000 Term Loan is being repaid in 20 equal, quarterly payments of $325,000.

Outstanding balances and interest rates as of June 30, 2012 and June 30, 2011 are as follows:

	June 30, 2012		June 30, 2011	
	Outstanding	Interest Rate	Outstanding	Interest Rate
Revolving line of credit	$7,757	3.1%	$8,600	4.8%
Term loan	12,500	3.1%	15,177	4.8%
Total debt	$20,257	3.1%	$23,777	4.8%

On June 29, 2012, the Company entered into a Third Amended and Restated Credit Agreement with the Company, as the Borrower, and HSBC Bank USA, National Association as Lender, Administrative Agent and Collateral Agent (the "Agreement"). Prior to closing on June 29, 2012, $8,600,000 was outstanding under the existing $11,100,000 revolving credit facility and $12,500,000 was outstanding under the existing term loan. The Agreement amended and restated the previous revolving credit facility and term loan and provides for a revolving credit facility of $11,000,000 (the "Revolving Credit Facility") which expires in June 2017 and two term loans, one for $6,000,000 which expires in June 2019, and one for $6,500,000 which expires in June 2017 (the "Term Loans"). Repayment of the Terms Loans commences on September 30, 2012. The $6,000,000 Term Loan is being repaid with 28 equal, quarterly payments of $75,000 and the remaining balance of $3,900,000 due on or before the expiration date. The $6,500,000 Term Loan is being repaid in 20 equal, quarterly payments of $325,000. The Agreement also provides for a LIBOR-based interest rate option of LIBOR plus 2.0% to 2.75%, depending on the ratio of outstanding debt to EBITDA, which is to be measured and adjusted quarterly, a prime rate-based option of the prime rate plus 0.25% and other terms and conditions as more fully described in the Agreement. In addition, the Agreement provides for availability under the Revolving Credit Facility to be limited to the lesser of $11,000,000 or the result of a borrowing base formula based upon the Company's Accounts Receivables and Inventory values net of certain deductions. The Company's obligations under the Agreement continue to be secured by all of its assets, including but not limited to, deposit accounts, accounts receivable, inventory, the Company's corporate headquarters in Amityville, NY, equipment and fixtures and intangible assets. In addition, the Company's wholly-owned subsidiaries, with the exception of the Company's foreign subsidiaries, have issued guarantees and pledges of all of their assets to secure the Company's obligations under the Agreement. All of the outstanding common stock of the Company's domestic subsidiaries and 65% of the common stock of the Company's foreign subsidiaries has been pledged to secure the Company's obligations under the Agreement.

The agreements contain various restrictions and covenants including, among others, restrictions on payment of dividends, restrictions on borrowings and compliance with certain financial ratios, as defined in the restated agreement.

NOTE 8 - Stock Options

In December 2002, the stockholders approved the 2002 Employee Stock Option Plan (the 2002 Plan). The 2002 Plan authorizes the granting of awards, the exercise of which would allow up to an aggregate of 1,836,000 shares of the Company's common stock to be acquired by the holders of such awards. Under the 2002 Plan, the Company may grant stock options, which are intended to qualify as incentive stock options (ISOs), to key employees. Any plan participant who is granted ISOs and possesses more than 10% of the voting rights of the Company's outstanding common stock must be granted an option with a price of at least 110% of the fair market value on the date of grant.

Under the 2002 Plan, stock options have been granted to key employees with a term of 10 years at an exercise price equal to the fair market value on the date of grant and are exercisable in whole or in part at 20% per year from the date of grant. At June 30, 2012, 1,471,480 stock options were granted, 364,520 stock options were available for grant, and 1,380,140 stock options were exercisable under this plan.

No options were granted during fiscal 2012 or 2011.

The following table reflects activity under the 2002 Plans for the fiscal years ended June 30,:

	2012		2011	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	1,380,140	$2.95	1,380,140	$2.95
Granted	--	--	--	--
Terminated	--	--	--	--
Exercised	--	--	--	--
Outstanding, end of year	1,380,140	$2.95	1,380,140	$2.95
Exercisable, end of year	1,380,140	$2.95	1,372,140	$2.93
Weighted average fair value at grant date of options granted	n/a		n/a	
Total intrinsic value of options exercised	n/a		n/a	
Total intrinsic value of options outstanding	$1,066,760		$1,097,191	
Total intrinsic value of options exercisable	$1,066,760		$1,097,191	

No options were exercised during fiscal 2012 or 2011. Therefore, cash received from option exercises for each of fiscal years 2012 and 2011 was $0 and the actual tax benefit realized for the tax deductions from option exercises totaled $0 for both fiscal 2012 and 2011.

The following table summarizes information about stock options outstanding under the 2002 Plan at June 30, 2012:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at June 30, 2012	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2012	Weighted average exercise price
$ 0.72 - $ 4.00	1,014,390	1.1	$1.89	1,014,390	$1.89
$ 4.01 - $ 7.50	328,250	4.5	5.29	328,250	5.29
$ 7.51 - $11.16	37,500	3.7	11.16	37,500	11.16
	1,380,140	2.0	$2.95	1,380,140	$2.95

As of June 30, 2012, there was no unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2002 Plan. The total fair value of the options vested during fiscal 2012 under the 2002 Plan was $28,920.

In September 2000, the stockholders approved a 10 year extension of the already existing 1990 non-employee stock option plan (the 2000 Plan) to encourage non-employee directors and consultants of the Company to invest in the Company's stock. This plan expired in September 2010. No further options may be granted under the 2000 Plan. The 2000 Plan provided for the granting of non-qualified stock options, the exercise of which would allow up to an aggregate of 270,000 shares of the Company's common stock to be acquired by the holders of the stock options. The 2000 Plan provided that the option price will not be less than 100% of the fair market value of the stock at the date of grant. Outstanding options are exercisable at 20% per year and expire five years after the date of grant. Compensation cost was recognized for the fair value of the options granted to non-employee directors and consultants as of the date of grant.

The following table reflects activity under the 2000 Plan for the fiscal years ended June,:

	2012		2011	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	30,000	$5.03	30,000	$5.03
Granted	--	--	--	--
Terminated	--	--	--	--
Exercised	--	--	--	--
Outstanding, end of year	30,000	$5.03	30,000	$5.03
Exercisable, end of year	30,000	$5.03	30,000	$5.03
Weighted average fair value at grant date of options granted	n/a		n/a	
Total intrinsic value of options exercised	n/a		n/a	
Total intrinsic value of options outstanding	$0		$0	
Total intrinsic value of options exercisable	$0		$0	

As of June 30, 2012, there was no unearned stock-based compensation cost related to non-vested share-based compensation arrangements granted under the 2000 Plan. The total fair value of the options vested during fiscal 2012 under the 2002 Plan was $0.

NOTE 9 - 401(k) Plan

The Company maintains two 401(k) plans ("the Napco Plan" and "the Marks Plan") that cover all U.S. non-union employees with one or more years of service and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Company contributions to this plan are discretionary and totaled $41,000 and $0 for the years ended June 30, 2012 and 2011. The Marks Plan was adopted by the Company subsequent to the Marks acquisition in August 2008 and provides for discretionary matching contributions. Company contributions to this plan were $3,000 and $0 for the years ended June 30, 2012 and 2011, respectively.

NOTE 10 - Commitments and Contingencies

Leases

The Company is committed under various operating leases, which do not extend beyond fiscal 2016. Minimum lease payments through the expiration dates of these leases, with the exception of the land leases referred to below, are as follows:

Year Ending June 30,	Amount
2013	$39,000
2014	16,000
2015	6,000
2016	1,000
Total	$62,000

Rent expense, with the exception of the land lease referred to below, totaled approximately $51,000 and $71,000 for the fiscal years ended June 30, 2012 and 2011, respectively.

Land Lease

On April 26, 1993, one of the Company's foreign subsidiaries entered into a 99 year lease, expiring in 2092, for approximately four acres of land in the Dominican Republic, at an annual cost of approximately $288,000, on which the Company's principal production facility is located.

Litigation

In the normal course of business, the Company is a party to claims and/or litigation. Management believes that the settlement of such claims and/or litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

Employment Agreements

As of June 30, 2012, the Company was obligated under one employment agreement and one severance agreement. The employment agreement is with the Company's Chief Executive Officer. The employment agreement provides for an annual salary of $587,000 as adjusted for inflation, incentive compensation as may be approved by the Board of Directors from time to time and a termination payment in an amount up to 299% of the average of the prior five calendar year's compensation, subject to certain limitations, as defined in the agreement. The employment agreement renews annually in August unless either party gives the other notice of non-renewal at least six months prior to the end of the applicable term.

NOTE 11 - Geographical Data

The Company is engaged in one major line of business: the development, manufacture, and distribution of security alarm products and door security devices for commercial and residential use. Sales to unaffiliated customers are primarily shipped from the United States. The Company has customers worldwide with major concentrations in North America, Europe, and South America.

The following represents selected consolidated geographical data for and as of the fiscal years ended June 30, 2012 and 2011:

Financial Information Relating to Domestic and Foreign Operations

	2012	2011
	(in thousands)	
Sales to external customers(1):		
Domestic	$67,311	$66,793
Foreign	3,617	4,599
Total Net Sales	$70,928	$71,392
Identifiable assets:		
United States	$50,838	$54,426
Dominican Republic (2)	13,912	14,342
Other foreign countries	0	27
Total Identifiable Assets	$64,750	$68,795

(1) All of the Company's sales originate in the United States and are shipped primarily from the Company's facilities in the United States. There were no sales into any one foreign country in excess of 10% of total Net Sales.

(2) Consists primarily of inventories (2012 = $9,866,000; 2011 = $9,955,000) and fixed assets (2012 = $3,936,000; 2011 = $4,189,000) located at the Company's principal manufacturing facility in the Dominican Republic.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A: CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. At the conclusion of the period ended June 30, 2012, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting. Management is responsible for the preparation of Napco Security Technologies, Inc. (Napco Security Technologies) consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Napco Security Technologies consolidated financial position and results of operations in conformity with generally accepted accounting principles.

The consolidated financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent accountant's judgment as to the fairness of management's reported operating results, cash flows and financial position. This judgment is based on the procedures described in the second paragraph of their report.

Napco Security Technologies management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1992 and subsequent guidance prepared specifically for smaller public companies. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2012.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of our Company; and (3) unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements are prevented or timely detected.

Limitations on Internal Control
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of Holtz Rubinstein Reminick LLP, our registered public accounting firm, regarding internal control over financial reporting. Management's Report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only Management's Report in this annual report.

The Board of Directors of Napco Security Technologies has an Audit Committee comprised of three non-management directors. The Committee meets periodically with financial management and the independent auditors to review accounting, control, audit and financial reporting matters. Holtz Rubinstein Reminick LLP has full and free access to the Audit Committee, with and without the presence of management.

Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2012 that has materially affected or is likely to materially affect our internal controls over financial reporting.

ITEM 9B: OTHER INFORMATION

None

PART III

The information called for by Part III is hereby incorporated by reference from the information set forth under the headings "Election of Directors", "Corporate Governance and Board Matters", "Executive Compensation", "Beneficial Ownership of Common Stock" and "Principal Accountant Fees" in the Company's definitive proxy statement for the 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

We have adopted a Code of Ethics which applies to our senior executive and financial officers, among others. The Code is posted on our website, www.napcosecurity.com under the "Investors – Other" captions. We intend to make all required disclosures regarding any amendment to, or waiver of, a provision of the Code of Ethics for senior executive and financial officers by posting such information on our website.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Omitted.

Upon written request of any stockholder of the Company, the Company will provide such shareholder a copy of the Company's Annual Report on Form 19-K for 2012, including the financial statements and schedules thereto, filed with the Security and Exchange Commission. Any such request should be directed to Secretary, NAPCO Security Technologies, Inc., 333 Bayview Avenue, Amityville, New York 11701. There will be no charge for such report unless one or more exhibits thereto are requested, in which case the Company's reasonable expense of furnishing such exhibits may be charged.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 21, 2012

NAPCO SECURITY TECHNOLOGIES, INC.
(Registrant)

By: /s/RICHARD SOLOWAY
Richard Soloway
Chairman of the Board of
Directors, President and Secretary
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and the dates indicated.

Signature	Title	Date
/s/RICHARD SOLOWAY Richard Soloway	Chairman of the Board of Directors, President and Secretary and Director (Principal Executive Officer)	September 21, 2012
/s/KEVIN S. BUCHEL Kevin S. Buchel	Senior Vice President of Operations and Finance and Treasurer and Director (Principal Financial and Accounting Officer)	September 21, 2012
/s/PAUL STEPHEN BEEBER Paul Stephen Beeber	Director	September 21, 2012
/s/RANDY B. BLAUSTEIN Randy B. Blaustein	Director	September 21, 2012
/s/ARNOLD BLUMENTHAL Arnold Blumenthal	Director	September 21, 2012
/s/DONNA SOLOWAY Donna Soloway	Director	September 21, 2012
/s/ANDREW J. WILDER Andrew J.	Director	September 21, 2012

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NAPCO SECURITY TECHNOLOGIES, INC. AND SUBSIDIARIES

NON-GAAP MEASURES OF PERFORMANCE* (unaudited)

(In thousands)

	3 months ended June 30,		12 months ended June 30,	
	2012	2011	2012	2011
Net income (GAAP)	$ 1,841	$ 1,403	$ 2,286	$ 1,121
Add back provision (benefit) for income taxes	201	307	267	(314)
Add back interest and other expense	327	332	1,258	1,706
Operating income (GAAP)	2,369	2,042	3,811	2,513
Adjustments for non-GAAP measures of performance:				
Add back amortization of acquisition-related intangibles	266	288	1,065	1,154
Add back stock-based compensation expense	–	14	8	66
Add back change to inventory reserve	504	693	504	693
Add back costs related to Marks consolidation	–	–	–	216
Add back impairment of Goodwill and Other Intangible assets	–	400	–	400
Add back costs associated with waivers and amendments to credit facilities	–	–	–	69
Adjusted non-GAAP operating income (loss)	3,139	3,437	5,388	5,111
Add back depreciation and other amortization	372	320	1,210	1,157
Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization)	$ 3,511	$ 3,757	$ 6,598	$ 6,268

*** Non-GAAP Information**

Certain non-GAAP measures are included above, including EBITDA, non-GAAP operating income and Adjusted EBITDA. We define EBITDA as GAAP net income plus income tax expense (benefit), net interest expense and depreciation and amortization expense. Non-GAAP operating income does not include impairment of goodwill, amortization of intangibles, changes to inventory reserves, restructuring charges, stock-based compensation expense and other infrequent or unusual charges. These non-GAAP measures are provided to enhance the user's overall understanding of our financial performance. By excluding these charges our non-GAAP results provide information to management and investors that is useful in assessing NAPCO's core operating performance and in comparing our results of operations on a consistent basis from period to period. The presentation of this information is not meant to be a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles. Investors are encouraged to review the reconciliation of GAAP to non-GAAP financial measures included in the above.

NAPCO
SECURITY TECHNOLOGIES, INC.

Officers & Directors

Richard L. Soloway
Chairman, President and C.E.O.

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Jorge D. Hevia
Senior Vice President of Sales and Marketing

Michael Carrieri
Senior Vice President of Engineering

Alfred DePierro
Vice President of Engineering Microcomputer Applications

Raymond Gaudio
Vice President of Engineering Software Applications

George R. Marks
President, Marks USA

Common Stock Listing

Nasdaq Global Market System®
(Symbol–"NSSC")

Directors

Richard L. Soloway
Chairman, President and C.E.O.

Paul Stephen Beeber
Attorney

Randy B. Blaustein, Esq.
Tax Attorney

Arnold B. Blumenthal
Group Publisher Emeritus, Security Dealer, Locksmith Ledger; Publisher, Security Line

Kevin S. Buchel
Senior Vice President of Operations and Finance and Treasurer

Donna A. Soloway
Security Industry Publicist

Andrew J. Wilder
Officer of Israeloff, Trattner & Company

Primary Bank

HSBC Bank USA
534 Broadhollow Road
Melville, NY 11747

Investor Relations

Copies of the Company's Annual Report, Forms 10-K and 10-Q and other information filed with the Securities and Exchange Commission may be obtained directly from the Corporation by contacting:

NAPCO Security Technologies, Inc.
333 Bayview Avenue
Amityville, NY 11701
Attention: Corporate Secretary

Independent Accountants

Holtz Rubenstein Reminick
125 Baylis Road
Melville, NY 11747-3823

Legal Counsel

Shapiro Forman Allen & Sava, LLP
380 Madison Avenue
New York, NY 10017

Transfer Agent

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004


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